UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

InterMune, Inc.

File No. 0-29801 - CF# 25814

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InterMune, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 12, 2010.

Based on representations by InterMune, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through October 6, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dan Greenspan
Special Counsel